Joshua A. Kaufman +1 212 479 6495 josh.kaufman@cooley.com	Via EDGAR

November 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Vanessa Robertson

Lisa Vanjoske

Ada D. Sarmento

Mary Beth Breslin

Re:           Addex Therapeutics Ltd
Draft Registration Statement on Form F-1
Originally Submitted on September 23, 2019
CIK No. 0001574232

Ladies and Gentlemen:

On behalf of Addex Therapeutics Ltd (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 23, 2019 with respect to the Company’s Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on September 23, 2019. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.              We note your disclosure that the last reported sale price of your ordinary shares on SIX was CHF 1.51 per share, equivalent to $1.47 per share or $       per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar to the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price

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the securities based on the SIX market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has registered securities to be sold in a secondary offering on the Amended Draft Registration Statement. Sales of such securities will be made pursuant to the Plan of Distribution included therein, which provides that “ADSs representing our shares may be sold [by the Registered Holders] on Nasdaq or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of disposition, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition, or at negotiated prices.” The Company will not itself undertake a primary offering of any such registered securities. The Company anticipates that any sale of ADSs in the United States pursuant to the Amended Draft Registration Statement will be made at a price that is substantially similar, on a share ratio and currency-adjusted basis, to the trading price of its ordinary shares on the Swiss SIX Exchange.

Prospectus Summary, page 1

2.              The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. Given the current state of development of your product candidates, it does not appear that you have a basis for your statement that you have a “leading position in allosteric modulation” and other similar statements of leadership throughout the prospectus. Please revise. Also balance your summary by providing equally prominent disclosure about the competitive and regulatory challenges you face.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 64 and 65 of the Amended Draft Registration Statement to refer to the Company’s expertise in allosteric modulation in place of “leading position.” The Company has also provided equally prominent disclosure about the competitive and regulatory challenges that it faces on page 2 of the Amended Draft Registration Statement.

3.              Please revise your statements here and elsewhere in the prospectus that certain of your product candidates are potentially “first-in-class” and “best-in-class.” These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response: In response to the Staff’s comment, the Company has deleted all references to “best-in-class” from the prospectus, with the exception of the Strategy discussion on page 65, which speaks to the Company’s aspiration to target “first-in —class or best-in-class drug candidates,” and with reference Dipraglurant for the treatment of PD-LID and dystonia, as to which the Company is not aware of any other molecule of such a class entering into early or late stage clinical validation and therefore submits that the product candidates would in fact be first-in-class, noting that, in order to address the Staff’s comment as to the uncertainty of regulatory approval, the Company has indicated that these claims are subject to regulatory approval”. The Company also indicated on page 64 of the Amended Draft Registration Statement that it believes ADX71149 is prospectively a first-in-class mGlu2 PAM for the treatment of epilepsy.

Product Pipeline, page 2

4.              Your pipeline appears to include every in-house development program as well as certain programs that are licensed to other entities for development. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent that your programs in the lead optimization stage are material to the company, please discuss this in your analysis. Please also revise to limit your pipeline table to product candidates in which you have a role in developing or commercializing.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart on pages 2 and 60 of the Amended Draft Registration Statement to include only its two internally developed product candidates, which the Company believes are both material to its business, and has included supplemental tables on pages 3, 4, 61 and 62 addressing its externally developed out-licensed product candidate as well as its material internal research programs and early-stage internal research programs.

5.              We note several references to statistically significant results here and elsewhere in the prospectus. Please explain whether statistical significance is relevant to the evidentiary standards for drug approval in the jurisdictions where you seek approval of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 61 of the Amended Draft Registration to identify the measurement criteria for statistically significant results that is believes are relevant to the evidentiary standards for drug approval in the United States, where the Company is initially seeking approval of its product candidates for marketing, Statistical significance is one of the criteria reviewed by the U.S. Food and Drug Administration in its consideration of the Company’s application for marketing approval of its product candidates.

6.              We note your disclosure that Janssen has announced that ADX71149 demonstrated synergistic efficacy with levetiracetam in preclinical models of epilepsy. Please explain what is meant by “synergistic efficacy.” We also note your statements on page 73 that your GABAB PAM drug candidates have demonstrated “excellent preclinical efficacy” and have also “proven efficacy.” Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these statements.

Response: In response to the Staff’s comment, the Company has revised the Amended Draft Registration Statement to delete or modify all language that could imply the efficacy of its product candidates, including the instances cited by the Staff in its comment.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

7.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it has not conducted and does not during the course of the registration process intend to conduct any presentations with potential investors in respect of the securities registered by the Amended Draft Registration Statement pursuant to Section 5(d) of the Securities Act, nor authorize anyone to do so on its behalf. As such, the Company does not expect to have any written communications, as defined in Rule 405 under the Securities Act.

Business, page 53

8.              We note your disclosure in this section that your Phase 2a proof of concept clinical trial of dipraglurant in PD-LID “illustrated safety” and that dipraglurant exhibited an “acceptable safety profile” in a clinical trial. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidates have been well tolerated if true. Please revise such statements.

Response: In response to the Staff’s comment, the Company has revised the Amended Draft Registration Statement to delete or modify all language that could imply the safety of its product candidates, including the instances cited by the Staff in its comment.

Our Product Candidates Dipraglurant, page 61

9.              Please explain what you mean by your registration clinical trial for dipraglurant will be “fully powered.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 72 of the Amended Draft Registration Statement. As used by the Company, the term “power” of a study is a measure of the probability that a clinical trial is a meaningful test of the hypotheses (or primary endpoints) that the clinical trial is designed to test. The Company notes that there is a direct, positive and well-known correlation between sample size (i.e., number of enrolled patients) and statistical power (i.e., probability of getting meaningful results) in clinical trials generally. The clinical trial was powered to 90%, the industry norm.

10.       Please disclose the source for the information regarding levodopa in Figure 1 on page 62. Outcome Measures, page 64

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement to include the source information for Figure 1.

11.       Please disclose what ECG stands for in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended Draft Registration Statement to include a definition of ECG, which refers to an electrocardiogram.

12.       Please expand to provide the basis for the statement following Figure 5 that a 30% reversal in peak mAIMS scores is acknowledged as being clinically meaningful.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Amended Draft Registration Statement to remove the above statement.

Safety and Tolerability Data, page 67

13.       Please revise to make clear that all treatment-emergent serious adverse events have been disclosed, and expand your disclosure as necessary.

Response: In response to the staffs comments, the Company has revised the disclosure on page 74 of the Amended Draft Registration Statement to clarify that the only one serious adverse event occured in the PD Study, which was unrelated to the study medication.

UDysRS, the Primary Endpoint, page 70

14.       We note your disclosure that the “the objective assessment by the rater included in the UDysRS, should favor dipraglurant in study 301.” Please revise this statement to remove any implication that you will achieve favorable results.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Draft Registration Statement to remove any implication that the Company will receive favorable results in study 301.

mGlu2 NAM for the treatment of mild cognitive impairment, page 75

15.       We note your statement that you believe you are developing “the most advanced subtype selective mGlu2 NAM.” Please delete this statement given the early stage of development of this candidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Draft Registration Statement to remove all instances of the above statement.

Material agreements, page 77

16.       For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of the Amended Draft Registration Statement and revised Exhibits 10.1 and 10.2 to the Amended Draft Registration Statement to disclose the royalty term and termination provisions of the material agreements.

Intellectual Property

Patents and Proprietary Rights, page 78

17.       For each patent family, please disclose the applicable jurisdictions for your granted patents to the extent that you have not already done so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Amended Draft Registration Statement to disclose the applicable jurisdictions for granted patents.

Principal Holders, page 101

18.       Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Addex Pharma SA, Growth Equity Opportunities Fund IV, LLC, New Leaf Biopharma Opportunities I, L.P. and CS (CH) Small Cap Switzerland Equity Fund.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Draft Registration Statement to disclose the identity of the natural person or persons who have voting and investment control of the shares held by each of the above-named entities.

Financial Statements

Notes to Financial Statements

13. Revenue from contract with customer

License & research agreement with Indivior PLC, page F-30

19.       You concluded that “The contract contained two distinct performance obligations, the provision of a license to intellectual property (IP) and the provision of research services to discover novel GABAB PAM compounds” and the full upfront payment of CHF 5 million was allocated to the right-of-use license of intellectual property based on the stand-alone selling price and was recorded when the right to use the IP was transferred in January 2018. Please explain to us how you considered that because it appears Indivior cannot benefit from the license without the research services, you did not conclude that the license and the research services are not capable of being distinct, and the promises should be accounted for as a combined performance obligation. Our understanding is that Indivior has not selected drug candidates yet.

Response: The Company respectfully notes that on January 2, 2018 it entered into an agreement with Indivior PLC, or Indivior, pursuant to which Indivior licensed the clinical candidate ADX71441 from the Company. Separately, under the agreement, Indivior agreed to fund a research program of the Company designed to discover novel GABAB PAM compounds. Indivior’s ability to develop and commercialize ADX71441 is not dependent on this separate research program.

Under terms of the agreement, the Company granted to Indivior a world-wide, royalty-bearing, right and license to develop, conduct research related to, manufacture, make, have made, use, lease, license, import, offer for sale, commercialize, distribute, sell and have sold or otherwise transfer the licensed compounds. Licensed compounds include the clinical candidate ADX71441 and any future novel GABAB PAM compounds that may be discovered in the future by the Company and selected by Indivior. Under terms of the agreement, Indivior agreed to provide a non-refundable upfront payment of $5 million for the right to use the clinical candidate ADX71441, including all materials and know-how related thereto. Indivior is solely responsible for the development and commercialization of ADX71441. As part of the agreement, the Company is also eligible to receive development and sales milestone payments of up to $330 million, as well as tiered royalty payments ranging from mid-single digits to low teen double-digits of net sales related to selected GABAB PAM compounds.

Separately, Indivior funds research at the Company based on a research plan that has been mutually agreed between the parties to discover future novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds under the agreement. The Company agreed with Indivior to an initial research term of two years, which can be extended by twelve-month increments based on mutual agreement between the parties and a minimum annual funding of $2 million for the Company’s research and development costs incurred. Following Indivior’s selection of a newly identified compound, the Company has the right to also select one additional newly identified compound. The Company is responsible for the funding of all development and commercialization costs of its selected compound and Indivior has no rights to the Company’s selected compound.

Consequently, under IFRS 15 paragraph 26, the Company identified the following material promises in the agreement signed with Indivior: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018; and (2) the research services to be conducted by the Company and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

In accordance with the guidance described in IFRS 15, paragraph 37, the Company determined that the selected compound ADX71441, on the one hand, and research services with the goal to discover future novel GABAB PAM compounds, on the  other hand, were distinct from one another as Indivior can benefit from each separately and they are distinct in the context of the contract. The research and development activities conducted by the Company and funded by Indivior to discover novel GABAB PAM compounds are distinct from the benefit to Indivior of receiving the materials and know-how related to the selected compound, ADX71441, that Indivior undertakes to solely develop and commercialize. Indivior’s ability to immediately benefit from the ADX71441 molecule is not dependent on these future research program activities, which could also be provided by another party. The research services being provided are completely separate from the development of ADX71441 and cannot result in a combined output. The actual chronological contract negotiations were firstly focused on the licensing of the identified drug candidate, ADX71441 and later in the negotiations the parties agreed that it was in the interest of Indivior to fund a separate independent research program at Addex to identify novel GABAB PAM compounds. The benefit to Addex of deploying its resources at cost to the Indivior funded research program is Addex right to select novel compounds from the Indivior funded research program for its own independent CMT1A program. As such, the selected compound ADX71441 and the research services are considered as separate performance obligations.

General

20.       Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not intend to include any additional graphics, visual, or photographic information in the printed prospectus.

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Please contact me at (212) 479 6495 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

cc:                                Timothy Dyer, Addex Therapeutics Ltd